UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Investor Presentation for the Fiscal Year Ended December 31, 2018

On March 24, 2019, Formula Systems (1985) Ltd. (“Formula”) published with the Tel Aviv Stock Exchange (the “TASE”) and the Israel Securities Authority (the “ISA”) an investor presentation presenting data regarding the fiscal year ended December 31, 2018, that it recently presented to its investors in Israel in connection with its general marketing efforts and maintaining its ongoing relationship with its investors. A copy of the investor presentation is appended as Exhibit 99.1  to this Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: March 25, 2019	By:	/s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Investor presentation for the fiscal year ended December 31, 2018

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